Exhibit 99.1

Golden Star Wins Mining Company of the Year at Ghana Mining Industry Awards

TORONTO, Nov. 29, 2017 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has won five awards at the Ghana Mining Industry Awards, including Mining Company of the Year for its local subsidiary, Golden Star Bogoso/Prestea Limited ("GSBPL").

GSBPL operates the Prestea Open Pits and the Prestea Underground Gold Mine ("Prestea Underground") in south-western Ghana.  Judged by a panel of industry professionals, the Mining Company of the Year Award recognizes an organization that has achieved the highest aggregate performance results in the categories of environmental management, occupational health and safety, corporate social investment, innovation and local content.

The Company also won:

•	Mining Personality of the Year for Golden Star's Chief Operating Officer, Daniel Owiredu, which was the inaugural award in this category
•	Best Performer in Corporate Social Investment for Golden Star's breast cancer awareness program that involved screening over 10,400 women in Ghana during the past three years
•	Best Graduate Research for Ahmed-Salim Adam, Process Manager at Golden Star's Prestea operations
•	Runner Up in Occupational Health and Safety for GSBPL

A student of the Golden Star School in Bogoso village, Winifred Korankye Amoah, was also awarded first prize in the essay-writing competition, which was open to school children across Ghana.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"We are delighted that GSBPL has been named Mining Company of the Year at the Ghana Mining Awards.  Judged and awarded by Ghanaians, this award reflects the strong commitment to excellence demonstrated by all of our team.  I am also very proud that our Chief Operating Officer, Daniel Owiredu, received the first ever Mining Personality of the Year Award.  Over his 11 years with Golden Star, Daniel has been at the forefront not only of our efforts to develop two high quality mining operations but also to deliver a best in class approach to corporate responsibility.  This is underlined by Golden Star winning the Corporate Social Investment Award and by GSBPL being named Runner Up in Occupational Health and Safety.  I'd also like to congratulate Ahmed-Salim Adam for winning the Best Graduate Research award for his Masters dissertation.  He is one of the many promising young Ghanaians within our team who I am confident will become the mining industry's future leaders.  Finally, I'd like to thank our host communities and all of our partners in Ghana.  It is only through working together that we are able to win these awards and more importantly, deliver long term, sustainable benefits for all of our stakeholders."

 Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE American, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the fourth quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of US$780-860 per ounce.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2017/29/c8044.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 09:46e 29-NOV-17